UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 15, 2023

Trajectory Alpha Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

001-41143		86-1837862
(Commission File Number)		(IRS Employer Identification No.)

99 Wall Street, Suite 5801

New York, New York 10005

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code (646) 450-2536

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Units, each consisting of one share of Class A Common Stock and one-half of one redeemable Public Warrant	TCOA.U	New York Stock Exchange
Class A Common Stock, $0.0001 par value per share	TCOA	New York Stock Exchange
Public Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	TCOA WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

Redemption of Public Shares

On June 12, 2023, Trajectory Alpha Acquisition Corp. (NYSE: TCOA) (the “Company”), a special purpose acquisition company, held an extraordinary general meeting where the Company’s public stockholders cast their votes and approved a proposal to amend the Company’s Amended and Restated Certificate of Incorporation, which triggered a right of the Company’s public stockholders to demand the redemption of their public shares out of funds held in the Company’s trust account. Prior to redemptions, the Company had 17,250,000 public shares outstanding. Holders of 10,891,882 of the Company’s public shares properly requested redemption, resulting in 6,358,118 public shares outstanding, and approximately $10.325 per share will be paid out to the redeeming public stockholders.

Item 9.01.	Exhibits.

Exhibit Number	Description of Exhibit

99.1	Press Release dated June 22, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TRAJECTORY ALPHA ACQUISTION CORP.

Date: June 22, 2023	By:	/s/ Paul Davis
Paul Davis
Chief Executive Officer and Director

Exhibit 99.1

Trajectory Alpha Acquisition Corp. Announces the Redemption of Public Shares

New York – June 22, 2023 – On June 12, 2023, Trajectory Alpha Acquisition Corp. (NYSE: TCOA) (the “Company”), a special purpose acquisition company, held an extraordinary general meeting where the Company’s public stockholders cast their votes and approved a proposal to amend the Company’s Amended and Restated Certificate of Incorporation, which triggered a right of the Company’s public stockholders to demand the redemption of their public shares out of funds held in the Company’s trust account. Prior to redemptions, the Company had 17,250,000 public shares outstanding. Holders of 10,891,882 of the Company’s public shares properly requested redemption, resulting in 6,358,118 public shares outstanding, and approximately $10.325 per share will be paid out to the redeeming public stockholders.

About J. Streicher

J. Streicher, a private and diverse US financial organization, is founded on tradition, personal relationships, innovation, and steadfast principles. Its subsidiary, J. Streicher & Co. LLC, (the “Broker Dealer”), holds the distinction of being one of the oldest firms on the New York Stock Exchange (“NYSE”), with roots dating back to 1910. Throughout its history, it has consistently provided exceptional service to its family of listed companies, even in challenging market conditions.

While our Broker Dealer primarily focuses on NYSE activities, our international investment team specializes in identifying, investing in, and nurturing potential target companies, guiding them through the complex process of transitioning into publicly traded entities. Our ultimate goal is to position these companies for a successful listing. Our core strength lies in our ability to recognize strategic private target companies and assist them in becoming publicly traded entities on prestigious exchanges such as the NYSE or NASDAQ.

PR Contact for J. Streicher

Email: pr@zalatorisac.com

Number: +1 (917) 675-3106